GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

22 November 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

[redacted]

05013014

SUPPL

Dear Sirs,

~~GKN plc~~ New GKN Plc
Listing announcement
GKN acquisition broadens OffHighway product line-up

For your information I enclose a copies of the latest announcements.

Yours faithfully,

S. DeRitter

Sandie De Ritter

Enc

dlw 12/5

EXEMPTION NO.
82 - 5204

18 November 2005

GKN plc (the "Company")

GKN today announces a small, specialist acquisition in the US which will addd to the range of products supplied by its OffHighway division to the world's manufacturers of agricultural and construction equipment.

GKN has acquired from the Lakin Manufacturing Corporation, for a cash consideration of £6.0 million, QDS Henschen Inc, a manufacturer of wheel hubs, spindles, torsion axles and springs. QDS Henschen, which employs 110 people at its facility in Jackson Center, Ohio has an annual turnover of £14 million. The consideration is being satisfield from existing resources.

Martyn Vaughan, Chief Executive of GKN OffHighway, said: "This new addition to our product range will integrate very well with our existing portfolio which already occupies world-leading positions in our markets. We have had a marketing arrangement with QDS Henschen for a number of years and so we know the business well."

GKN OffHighway is a successful first tier supplier to the world's leading manufacturers of agricultural and construction equipment and has operations in the Americas, Europe and China. Its products include wheels, axles, transmission systems and power take-off shafts.

GKN Corporate Communications
18 November 2005

22 November 2005

EXEMPTION NO.
82 - 5204

GKN plc (the "Company")

Application was made on 22 November 2005 to the Financial Services Authority and the London Stock Exchange Plc for a total of 4,599 Ordinary shares of 50p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 24 November 2005 and trading will commence on 25 November 2005.

These shares are to be issued pursuant to the exercise by a former employee of a share option under the GKN Executive Share Option Scheme 2001.

When issued, these shares will rank pari passu with the existing Ordinary shares.

Grey Denham
Secretary
22 November 2005